EXHIBIT 99.9

Press Release

Plastics Recycling: Total announces plans to double its

capacity of recycled polypropylene for the automotive industry

Paris, October 22, 2019 – Total has decided to double the production capacity of its affiliate Synova to meet growing market demand for high-performance recycled materials. By early 2021, Normandy-based Synova, a French leader in its sector, will produce 40,000 tons per year of recycled polypropylene that meets the demanding quality standards of automotive OEMs and carmakers.

“Among their many qualities, plastics help to reduce the weight of everyday items, improving their energy efficiency, and to shrink our carbon emissions. By developing the share of recycled raw materials, we provide a concrete response to the challenge of managing the end-of-life of plastics,” said Valérie Goff, Senior Vice President Polymers at Total Refining & Chemicals. “This investment, which consolidates the acquisition of Synova in early 2019, marks a new milestone in our circular economy activities and contributes to our target of producing 30% recycled polymers by 2030 and Total’s ambition to be the responsible energy major.”

Total and end-of-life of plastics

Total is a founding member of The Alliance to End Plastic Waste, an organization that brings together around 40 member companies from across the plastics and consumer goods value chain. They have committed over $1 billion, with the ultimate goal of investing $1.5 billion, over the next five years to provide solutions to eliminate plastic pollution in the environment, particularly the oceans.

Total is working on all forms of recycling to develop high-performance recycled polymers.

For example, the Group produces Circular Compounds®, polypropylene and polyethylene containing at least 50% recycled material, with the same properties as virgin grade polymers.

Total has also joined forces with Citeo, Saint-Gobain and Syndifrais to create a polystyrene recycling channel in France by 2020. The feasibility of large-scale production will be validated at the Group’s industrial sites in Carling (France) and Feluy (Belgium).

Additionally, Total is a global leader in bioplastics. The Total Corbion PLA joint venture owns a plant in Thailand with a capacity of 75,000 tons per year of polylactic acid (PLA), a 100% renewable-based bioplastic that is recyclable and biodegradable.

Total has set a target of producing 30% recycled plastics by 2030.

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About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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